EXHIBIT 99.1

FirstService Reports Very Strong First Quarter Results

Robust Organic Top-Line Growth Drives Profitability

Operating highlights:

	Three months
	ended March 31
	2023	2022

Revenues (millions)	$1,018.4	$834.6
Adjusted EBITDA (millions) (note 1)	82.1	62.3
Adjusted EPS (note 2)	0.85	0.73

GAAP Operating Earnings (millions)	41.0	29.0
GAAP EPS	0.36	0.32

TORONTO, April 26, 2023 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported operating and financial results for its first quarter ended March 31, 2023. All amounts are in US dollars.

Consolidated revenues for the first quarter were $1.02 billion, up 22% relative to the same quarter in the prior year, including 17% from organic growth. Adjusted EBITDA (note 1) increased 32% to $82.1 million, and Adjusted EPS (note 2) was $0.85, representing 16% growth over the prior year quarter. GAAP Operating Earnings were $41.0 million, relative to $29.0 million in the prior year period. GAAP diluted earnings per share was $0.36 per share in the quarter, versus $0.32 in the same quarter a year ago.

“We are very pleased with our first quarter, building upon the strong results we delivered in Q4,” said Scott Patterson, Chief Executive Officer of FirstService. “The impressive organic growth and early year momentum across our brands sets us up for a strong expected performance in 2023,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$3.9 billion in annual revenues and has approximately 27,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The Common Shares of FirstService trade on the NASDAQ and the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 Index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $445.6 million for the first quarter, an increase of 13% versus the prior year, including 11% organic growth. Top-line performance was driven by new property management contract wins and very strong growth in our labour-related services across most markets. Adjusted EBITDA for the quarter was $32.0 million, up from $30.4 million in the prior year period. GAAP Operating Earnings were $22.7 million, versus $23.4 million in the first quarter of last year. Operating margins were impacted by the strong year-over-year growth of lower margin labour-driven services, including the ramp-up of certain seasonal amenity management operations.

FirstService Brands revenues for the first quarter totalled $572.9 million, up 30% relative to the prior year period. The revenue increase was comprised of 23% organic growth, with the balance from recent tuck-under acquisitions. Top-line organic growth was exceptionally strong within our Century Fire Protection and restoration brands, the latter of which benefited from significant activity arising from area-wide weather events. Adjusted EBITDA was $54.8 million, up from $36.1 million in the prior year quarter. GAAP Operating Earnings were $30.2 million, versus $15.8 million in the prior year quarter. Operating margins increased primarily as a result of operating leverage driven by the strong revenue growth across our service lines.

Corporate costs, as presented in Adjusted EBITDA, were $4.7 million in the first quarter, relative to $4.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $11.9 million, relative to $10.1 million in the prior year period, with the increase primarily due to stock-based compensation expense.

Conference Call
FirstService will be holding a conference call on Wednesday, April 26, 2023 at 11:00 a.m. ET to discuss results for the first quarter of 2023. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BI446eec37c1ec48bbb82f3d654d9ac7a7 to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/yof939px .

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2022 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. Our interim consolidated financial statements and related management’s discussion and analysis will be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2023	2022

Net earnings	$22,667	$18,821
Income tax	7,916	6,394
Other income	(264)	(535)
Interest expense, net	10,631	4,366
Operating earnings	40,950	29,046
Depreciation and amortization	31,882	25,910
Acquisition-related items	2,107	1,561
Stock-based compensation expense	7,157	5,821
Adjusted EBITDA	$82,096	$62,338

2. Reconciliation of net earnings and net earnings per share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2023	2022

Net earnings	$22,667	$18,821
Non-controlling interest share of earnings	(2,433)	(565)
Acquisition-related items	2,107	1,561
Amortization of intangible assets	14,286	11,466
Stock-based compensation expense	7,157	5,821
Income tax on adjustments	(5,575)	(4,495)
Non-controlling interest on adjustments	(282)	(228)
Adjusted net earnings	$37,927	$32,381

	Three months ended
(in US dollars)	March 31
	2023	2022

Diluted net earnings per share	$0.36	$0.32
Non-controlling interest redemption increment	0.09	0.09
Acquisition-related items	0.05	0.03
Amortization of intangible assets, net of tax	0.23	0.19
Stock-based compensation expense, net of tax	0.12	0.10
Adjusted EPS	$0.85	$0.73

FIRSTSERVICE CORPORATION
Operating Results
(in thousands of US dollars, except per share amounts)
	Three months
	ended March 31
(unaudited)	2023	2022

Revenues	$1,018,445	$834,572

Cost of revenues	700,264	575,834
Selling, general and administrative expenses	243,242	202,221
Depreciation	17,596	14,444
Amortization of intangible assets	14,286	11,466
Acquisition-related items (1)	2,107	1,561
Operating earnings	40,950	29,046
Interest expense, net	10,631	4,366
Other income, net	(264)	(535)
Earnings before income tax	30,583	25,215
Income tax	7,916	6,394
Net earnings	22,667	18,821
Non-controlling interest share of earnings	2,433	565
Non-controlling interest redemption increment	4,116	4,171
Net earnings attributable to Company	16,118	14,085

Net earnings per share
Basic	$0.36	$0.32
Diluted	0.36	0.32

Adjusted EPS (2)	$0.85	$0.73

Weighted average common shares (thousands)
Basic	44,396	44,085
Diluted	44,661	44,500

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	March 31, 2023	December 31, 2022

Assets
Cash and cash equivalents	$131,350	$136,219
Restricted cash	25,893	23,129
Accounts receivable	690,342	635,942
Prepaid and other current assets	336,511	313,582
Current assets	1,184,096	1,108,872
Other non-current assets	23,019	36,853
Deferred income tax	1,688	1,696
Fixed assets	171,577	167,012
Operating lease right-of-use assets	211,284	205,544
Goodwill and intangible assets	1,365,154	1,254,537
Total assets	$2,956,818	$2,774,514

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$374,245	$398,313
Unearned revenues	161,284	125,542
Other current liabilities	25,834	28,324
Operating lease liabilities - current	49,951	49,145
Long-term debt - current	35,320	35,665
Current liabilities	646,634	636,989
Long-term debt - non-current	803,261	698,798
Operating lease liabilities - non-current	174,186	168,557
Other liabilities	80,783	78,178
Deferred income tax	65,069	51,097
Non-controlling interests	244,675	233,429
Shareholders' equity	942,210	907,466
Total liabilities and equity	$2,956,818	$2,774,514

Supplemental balance sheet information
Total debt	$838,581	$734,463
Total debt, net of cash	707,231	598,244

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended
	March 31
(unaudited)	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$22,667	$18,821
Items not affecting cash:
Depreciation and amortization	31,882	25,910
Deferred income tax	(272)	(623)
Other	9,003	6,773
	63,280	50,881

Changes in non cash working capital
Accounts receivable	(48,588)	24,834
Payables and accruals	(30,406)	(39,950)
Other	15,411	(34,264)
Net cash provided by (used in) operating activities	(303)	1,501

Investing activities
Acquisition of businesses, net of cash acquired	(82,351)	-
Purchases of fixed assets	(21,481)	(16,583)
Other investing activities	(5,304)	(6,114)
Net cash used in investing activities	(109,136)	(22,697)

Financing activities
Increase in long-term debt, net	103,900	29,910
Purchases of non-controlling interests, net	(2,719)	(5,764)
Dividends paid to common shareholders	(8,956)	(8,032)
Other financing activities	15,122	7,539
Net cash provided by financing activities	107,347	23,653

Effect of exchange rate changes on cash	(13)	(134)

Increase (decrease) in cash, cash equivalents and restricted cash	(2,105)	2,323

Cash, cash equivalents and restricted cash, beginning of period	159,348	194,271

Cash, cash equivalents and restricted cash, end of period	$157,243	$196,594

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended March 31

2023
Revenues	$445,580	$572,865	$-	$1,018,445
Adjusted EBITDA	31,968	54,793	(4,665)	82,096

Operating earnings	22,712	30,160	(11,922)	40,950

2022
Revenues	$394,083	$440,489	$-	$834,572
Adjusted EBITDA	30,410	36,082	(4,154)	62,338

Operating earnings	23,397	15,751	(10,102)	29,046

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566